SOLBEC PHARMACEUTICALS LTD

SOLBEC ANNOUNCES SHARE PURCHASE PLAN

Summary

- Introduction of Share Purchase Plan
- Offer price 8.5 cents per share
- Record Date is 27 March 2006

Perth, Australia. Friday 24 March 2006: Solbec (ASX: SBP) advises it is to implement a Share Purchase Plan providing opportunity to eligible shareholders to purchase additional shares in Solbec and in some instances increase their holdings to a marketable parcel.

~~Shares are being offered under the Plan at 8.5 cents per share which represents a 12% discount~~ to the volume weighted average price of Solbec shares trading on ASX during the 30 days prior to 22 March 2006.

Shareholders entitled to participate in the Plan are those with a registered addresses in either Australia or New Zealand at the **Record Date of 27 March 2006**.

Under the Plan, eligible shareholders are entitled to purchase up 58,000 shares under one of the following three options:

No of Shares	Subscription Price at 8.5 cents per Share
58,000	$4,930
30,000	$2,550
12,000	$1,020

The funds will be used for Solbec's Coramsine® Phase II cancer clinical trials targeting late stage renal cell carcinoma and malignant melanoma.

The offer opens on 27 March 2006 and closes 28 April 2006.

Eligible shareholders should receive a formal letter of offer and the terms and conditions of the Plan, together with a personalised application form in the week commencing 27 March 2006..

The Directors are pleased to offer shareholders the opportunity to participate in the development of the Company and further trials of Coramsine®.

(end)

Further information:

David Sparling
Business Development Manager
Tel: (08) 9446 7555
Mob: 0417721972
Email: david.sparling@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The Australian Phase II cancer trials will be partly funded by a $2.26M Australian Government Commercial Ready grant awarded to Solbec in December 2005. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au